UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 4, 2006

Commission File Number 1-14642

ING Groep N.V.

(Translation of registrant’s name into English)

Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   Form 40-F

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Report contains a copy of the following:

(1)     The Press Release issued on August 4, 2006.

Amsterdam • 4 August 2006

ING in talks to sell 83.7% stake in Deutsche Hypothekenbank

ING Group announced today that it is in discussions with regard to the possible sale of ING’s 83.7% stake in Deutsche Hypothekenbank AG, a publicly-listed mortgage bank in Germany which specialises in large-scale commercial financing. Negotiations are ongoing and no further details will be disclosed at this time.

Deutsche Hypothekenbank had total assets of EUR 33.2 billion as of year-end 2005, including a mortgage portfolio of EUR 7.9 billion and EUR 13.9 billion in public-sector loans and bonds. The bank posted an annual net income of EUR 32.7 million last year.

ING acquired the stake in 1999 as part of the purchase of BHF-Bank AG. The potential sale is part of ING Group’s strategy to focus on core businesses and allocate capital to those businesses where it can generate the highest returns. The current discussions follow the sale of most of BHF-Bank to Sal. Oppenheim at the end of 2004. ING continues to serve its key Wholesale Banking clients in Germany under the name ING Bank Deutschland AG. ING’s direct banking business in Germany, ING DiBa, is not affected by the potential transaction.

Further details will be announced at an appropriate time.

Press enquiries: Dorothy Hillenius, ING Group +31 20 541 6522, dorothy.hillenius@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:/s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:/s/J-W.G. Vink

J-W.G. Vink General Counsel

Dated: August 4, 2006